The Greater Cannabis Company, Inc.

15 Walker Avenue, Suite 101

Baltimore, Maryland 21208

June 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Jason Drory
Mr. Joe McCann

Re:	The Greater Cannabis Company (the “Company”)
Registration Statement on Form S-1, as amended,
File No 333-255872

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Monday, June 28, 2021, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (443) 738-4051 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

THE GREATER CANNABIS COMPANY, INC.

By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer